SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

E-MAIL ADDRESS
DIRECT DIAL NUMBER	RFREARDON@STBLAW.COM
(212) 455-2758

October 14, 2016

VIA EDGAR

Re:	Acushnet Holdings Corp.
Amendment No. 3 to Registration Statement on Form S-1
Filed September 30, 2016
File No. 333-212116

Anne Nguyen Parker

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of Acushnet Holdings Corp. (the “Company”), we are providing the following responses to the comment letter dated October 13, 2016 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). To assist your review, we have retyped the text of the Staff’s comment in italics below.

In addition, the Company is providing the Staff with a supplemental submission regarding (i) proposed revisions made in response to the Staff’s comment below and (ii) the proposed disclosure of the Company’s estimated results for the quarter ended September 30, 2016.

The responses and information described below are based upon information provided to us by the Company.

Management’s Discussion and Analysis

Critical Accounting Policies and Estimates

Share-Based Compensation, page 130

1. We note from your response to our prior comment number 2 that your CSE calculation under clause (3) was lower than clause (2) under the intrinsic or fair value methods. As a result, the change in valuation method did not have an effect on your consolidated financial statements at June 30, 2016. In this regard, please tell us the CSE values calculated under each clause at June 30, 2016 and explain to us in further detail why the CSE value under clause (3) was lower than clause (2). As part of your response, please provide your calculations and the significant assumptions used in determining CSE values under clause (2) and (3).

The Company respectfully submits that the payout value of the EARs is based on the positive excess of (i) the common stock equivalent (as defined in the EAR Plan) value (the “CSE Value”) on the date of the applicable payout event, less (ii) the Grant Date Value (as defined in the EAR Plan).

The CSE Value is defined in accordance with the EAR Plan as the highest of (1) an amount calculated by using a formula based on certain financial metrics of Acushnet Company as of and for the year ended December 31, 2015, (2) an amount calculated by using a formula based on certain financial metrics of Acushnet Company as of and for the year ended December 31, 2016 and (3) if an IPO has occurred, an amount calculated based on the average per share closing price of the publicly traded common stock for the first full three trading days following the pricing of common stock in the IPO. The Grant Date Value is $100.00 per EAR.

Under ASC 718, the Company was required to calculate the estimated payout value of its outstanding EARs for purposes of determining the fair value of such EARs and the related liability and compensation expense. Therefore, to estimate the payout value of the EARs, the Company applied the definition of CSE Value set forth in the EAR Plan. As further explained below, the estimated payout value of each EAR calculated under clauses (1) and (2) of such definition is significantly higher than the estimated payout value calculated under clause (3) of such definition because such estimated payout value under clauses (1) and (2) is determined using a specified formula based on certain financial metrics. Because the estimated payout value was highest using clause (2) of the CSE Value definition set forth in the EAR Plan, the Company used such value for purposes of determining the fair value of such EARs and the related liability and compensation expense.

To explain in further detail, the Company respectfully submits that the estimated payout values using each clause of the CSE Value definition set forth the EAR Plan are calculated as follows:

Clause (1) — The Amount Based on 2015 Financial Metrics

The CSE Value under clause (1) is calculated in accordance with the EAR Plan using the following formula:

(i) Plan Adjusted EBITDA for 2015 of $210.4 million (which amount is disclosed on page 185 of Amendment No. 3 to the Company’s Registration Statement on Form S-1), multiplied by 10.8,

minus

(ii) all outstanding indebtedness of Acushnet Company and its subsidiaries as of December 31, 2015 of $444.2 million,

plus

(iii) cash and cash equivalents of the Company and its subsidiaries as of December 31, 2015 of $51.4 million and the cumulative interest, dividends and fees paid on or in respect of the Convertible Preferred Stock, the Convertible Notes and the 7.5% bonds due 2021, and any other interest, dividends, distribution or fees paid to the Company’s stockholders over the period beginning on March 31, 2011 and ending on December 31, 2015 of $200.1 million, divided by

(iv) the number of shares of the Company’s common stock outstanding on an as converted, fully diluted basis as of December 31, 2015 of 8,232,622 shares.

This formula resulted in an estimated CSE Value for each EAR of $252.83 and therefore an estimated payout value for each EAR of $152.83 (which equals the estimated CSE Value of $252.83 minus the Grant Date Value of $100.00).

Clause (2) — The Amount Based on 2016 Financial Metrics

The CSE Value under clause (2) is calculated in accordance with the EAR Plan using the following formula:

(i) Plan Adjusted EBITDA for 2016 multiplied by 10.8,

minus

(ii) outstanding indebtedness of the Company and its subsidiaries as of December 31, 2016,

plus

(iii) cash and cash equivalents of the Company and its subsidiaries as of December 31, 2016 and the cumulative interest, dividends and fees paid on or in respect of the Convertible Preferred Stock, the Convertible Notes and the 7.5% bonds due 2021, and any other interest, dividends, distribution or fees paid to the Company’s stockholders over the period beginning on March 31, 2011 and ending on December 31, 2016, divided by

(iv) the number of shares of the Company’s common stock outstanding on an as converted, fully diluted basis as of December 31, 2016.

Because fiscal 2016 is not yet complete, the Company used forecasted amounts for the above financial metrics when calculating the estimated CSE Value in accordance with clause (2) for accounting purposes. Such forecasted amounts are based on the Company’s internal budget and forecast as of and for the year ended December 31, 2016 and therefore such amounts are not disclosed herein or in the Company’s Registration Statement on Form S-1.

This formula resulted in an estimated CSE Value for each EAR of $274.26 and therefore an estimated payout value for each EAR of $174.26 (which is the estimated CSE Value of $274.26 minus the Grant Date Value of $100.00).

Clause (3) — The Amount Based on Average Per Share Closing Price

Because an IPO has not yet occurred, the CSE Value calculated in accordance with the EAR Plan under clause (3) would be zero. However, under ASC 718, the Company is required to estimate the payout value under clause (3) using a fair value pricing model. Applying a Black-Scholes valuation, a standard fair value pricing model, the Company calculated the estimated payout value using the following inputs:

The Company used a stock price of $184.02, which was based on the fair value of the Company’s common stock using the most recently available third-party valuation (which is the same as the fair value used by the Company to determine the fair value of the awards approved by the Company’s board of directors on June 15, 2016, as described on page 134 of the Registration Statement on Form S-1).

The Company used an exercise price of $100.00 (which is the Grant Date Value of the EARs).

The Company used a time to maturity of 0.3 years as the anticipated IPO date at the time of calculation was approximately four months after June 30, 2016.

The Company used an annual risk-free interest rate of 0.26%, which was interpolated from the Constant Maturity Treasury Rate as of June 30, 2016 as published by the United States Department of the Treasury, with the maturity matching the anticipated IPO date.

The Company used an annualized volatility of 35%, which was based on the equity volatilities of a peer group of publicly-traded companies, based on 6-month historical weekly stock price returns for such peer group.

Using the inputs described above, the Black-Scholes calculation resulted in an estimated payout value for each EAR of $84.10.

The Company respectfully notes that the estimated CSE Values and estimated payout values discussed above were determined using the number of CSEs and Grant Date Value prior to the Company’s 9-to-1 stock split it expects to effectuate prior to the launch of its offering.

We have attached as Exhibit A to this letter a marked version of page 133 of the Registration Statement showing revisions the Company expects to include in an amendment to its Registration Statement on Form S-1 and the preliminary prospectus for the offering in response to the Staff’s comment.

Recent Developments

We have attached as Exhibit B to this letter a draft of the “Summary—Recent Developments” section that presents a range of the Company’s estimated net sales, net income (loss) attributable to Acushnet Holdings Corp. and Adjusted EBITDA (including a reconciliation of the mid-point of the estimated range for net income (loss) attributable to Acushnet Holdings Corp. to the mid-point of the estimated range for Adjusted EBITDA) for the three months ended September 30, 2016, compared to the Company’s net sales, net income (loss) attributable to Acushnet Holdings Corp. and Adjusted EBITDA for the three months ended September 30, 2015. The Company expects to provide this information to potential investors by including it in the preliminary prospectus for the offering.

Please do not hesitate to call me at (212) 455-2758 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Roxane F. Reardon
Roxane F. Reardon
cc:	Securities and Exchange Commission
Melissa Gilmore
Jean Yu
Julia Griffith

Acushnet Holdings Corp.
Walter Uihlein
William Burke
Joseph Nauman

Latham & Watkins LLP
Kirk A. Davenport II
Nathan Ajiashvili

Exhibit A

Share-Based Compensation

For the years ended December 31, 2013, 2014 and 2015, we accounted for compensation expense related to our share-based compensation awards, including EARs under our EAR Plan and stock options granted in connection with the Acquisition, using the intrinsic value method, as permitted by ASC 718 for nonpublic entities, with changes to the value of the share-based compensation awards recognized as compensation expense at each reporting date. Compensation expense for the EAR Plan is based on the CSE value as defined in the EAR Plan documents, which is the highest of (1) an amount calculated by using a formula based on certain financial metrics of Acushnet Company as of and for the year ended December 31, 2015, (2) an amount calculated by using a formula based on certain financial metrics of Acushnet Company as of and for the year ended December 31, 2016 and (3) if an IPO has occurred, an amount calculated based on the average per share closing price of the publicly traded common stock for the first three full trading days following the pricing of common stock in the IPO. Upon the filing of the registration statement, we prospectively changed our methodology for valuing the EARs to a fair value pricing model as required by ASC 718. This change in accounting did not impact the calculation of enterprise value under either clause (1) or (2) above but it did impact the calculation of average per share closing price under clause (3). However, as the calculation under clause (3) was lower than the calculation under clause (2) under either accounting methodology, the change in valuation methods did not have an effect on our consolidated financial statements at June 30, 2016. Subsequent to our initial public offering, we will have the option to settle up to 50% of our outstanding EARs using our common stock. However, it is currently our intention to settle the entire amounts due under the EARs in cash, which payments we expect to fund from cash flows from operations, borrowings under our new revolving credit facility and borrowings under our new delayed draw term loan A facility.

Exhibit B

Recent Developments

We have presented preliminary estimated financial ranges of certain of our financial results below for the three months ended September 30, 2016, based on currently available information.  We have provided ranges, rather than specific amounts, for the financial results below, primarily because our financial closing procedures for the three months ended September 30, 2016, are not yet complete. As a result, our actual results may vary materially from the estimated preliminary results included herein and will not be publicly available until after the closing of this offering. Accordingly, you should not place undue reliance on these estimates. The preliminary financial data included in this prospectus has been prepared by, and is the responsibility of, management. PricewaterhouseCoopers LLP has not audited, reviewed, compiled, or performed any procedures with respect to the preliminary estimated financial data below.  Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.  These estimates should not be viewed as a substitute for unaudited interim financial statements prepared in accordance with GAAP.  In addition, these estimates for the three months ended September 30, 2016 are not necessarily indicative of the results to be achieved for the remainder of 2016 or any future period. See “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

For the three months ended September 30, 2016, we estimate that our net sales will range from $329.9 million to $332.4 million, an increase of $11.2 million, or 3.5%, at the mid-point of the estimated net sales range when compared with net sales of $319.9 million for the three months ended September 30, 2015.  On a constant currency basis, we estimate that our net sales will range from $324.4 million to $326.9 million, an increase of $5.7 million, or 1.8%, at the mid-point of the estimated net sales range when compared with net sales of $319.9 million for the three months ended September 30, 2015. We estimate that the increase in net sales on a constant currency basis was due to increases in net sales of FootJoy golf wear driven by sales volume growth in apparel and higher average selling prices in our golf shoes category, an increase in net sales of Titleist golf clubs driven by sales volume growth in irons as well as higher average selling prices of irons and wedges, and an increase in net sales due to sales volume growth of products that are sold in regions outside the United States and that are not allocated to one of our four reportable segments. These estimated net sales increases were offset partially by a decrease in net sales of Titleist golf balls.

For the three months ended September 30, 2016, we estimate that our net sales in the United States were relatively flat when compared to the three months ended September 30, 2015 as net sales increases in Titleist golf clubs and FootJoy golf wear were offset by a sales volume decrease in Titleist golf balls.

For the three months ended September 30, 2016, we estimate that our net sales in regions outside of the United States were higher on both a reported and constant currency basis when compared to the three months ended September 30, 2015.  On a constant currency basis, we estimate net sales in such regions were higher due to a net sales increase in FootJoy golf wear driven by sales volume growth in apparel and an increase in net sales due to sales volume growth of products that are sold in regions outside the United States and that are not allocated to one of our four reportable segments.

For the three months ended September 30, 2016, we estimate that our net income (loss) attributable to Acushnet Holdings Corp. will range from $(6.8) million to $(6.2) million, an increase of $7.5 million, or 53.7%, at the mid-point of the estimated range when compared with net income (loss) attributable to Acushnet Holdings Corp. of $(14.0) million for the three months ended September 30, 2015. This change in net income (loss) attributable to Acushnet Holdings Corp. was due to higher income from operations, an increase in other income due to an indemnification gain recorded in 2016 related to the adjustment of indemnified tax obligations for tax periods prior to the Acquisition and lower interest expense.

For the three months ended September 30, 2016, we estimate that our Adjusted EBITDA will range from $25.9 million to $27.0 million, an increase of $1.7 million, or 6.8%, at the mid-point of the estimated range when compared with Adjusted EBITDA of $24.8 million for the three months ended September 30, 2015. The increase in Adjusted EBITDA was primarily due to higher income from operations driven by the net sales increase discussed above.

The following table provides a reconciliation of net income (loss) attributable to Acushnet Holdings Corp. to Adjusted EBITDA. See “—Summary Consolidated Financial Data” for an explanation of how we define Adjusted EBITDA and why we believe the presentation of Adjusted EBITDA information is useful to investors.

	Three months ended September 30,
	2016	2016	2015
(dollars in thousands)	Low	High	Actual

Net income (loss) attributable to Acushnet Holdings Corp.	$(6,782)	$(6,165)	$(13,986)
Income tax expense (benefit)	(43)	440	(4,273)
Interest expense, net	15,672	15,672	17,563
Depreciation and amortization	10,003	10,003	10,297
EAR Plan(a)	(940)	(940)	10,423
Share-based compensation(b)	6,159	6,159	3,875
Restructuring charges(c)	174	174	—
Transaction fees (d)	2,947	2,947	127
Beam indemnification expense (income)(e)	(2,156)	(2,156)	272
(Gains) losses on the fair value of our common stock warrants(f)	—	—	(243)
Other non-cash (gains) losses, net	(236)	(236)	34
Net income attributable to noncontrolling interests(g)	1,124	1,124	689
Adjusted EBITDA	$25,922	$27,022	$24,778

(a)                                 Reflects expenses related to the anticipated full vesting of EARs granted under our EAR Plan and the remeasurement of the liability at each reporting period based on the then-current projection of our common stock equivalent, or CSE, value (as defined in the EAR Plan). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Share-Based Compensation.” We may incur additional material expenses in 2016 in connection with the outstanding EARs. All outstanding EARs under the EAR Plan vested as of December 31, 2015. The EAR Plan expires on December 31, 2016 and amounts earned under the EAR Plan must be paid within two and a half months after the expiration date.

(b)                                 For the three months ended September 30, 2015, reflects compensation expense associated with the exercise of substitute stock options by an executive, which were granted in connection with the Acquisition. All such stock options have been exercised. For the three months ended September 30, 2016, reflects compensation expenses with respect to equity-based grants under the 2015 Incentive Plan which were made in the second quarter of 2016.

(c)                                  Reflects restructuring charges incurred in connection with the reorganization of certain of our operations in the three months ended September 30, 2016.

(d)                                 Reflects legal fees incurred in the three months ended September 30, 2016 relating to a dispute arising from the indemnification obligations owed to us by Beam in connection with the Acquisition as well as certain fees and expenses we incurred in the three months ended September 30, 2016 in connection with this offering.

(e)                                  Reflects the non-cash charges related to the indemnification obligations owed to us by Beam that are included when calculating net income (loss) attributable to Acushnet Holdings Corp.

(f)                                   Fila Korea exercised all of our outstanding common stock warrants in July 2016 and we used the proceeds from such exercise to redeem all of our outstanding 7.5% bonds due 2021.

(g)                                  Reflects the net income attributable to the interest that we do not own in our FootJoy golf shoe joint venture.

As of September 30, 2015 and 2016, on a pro forma basis after giving effect to the conversion of all of our Convertible Notes prior to the closing of this offering, we estimate our indebtedness will range from $387.9 million to $393.1 million. In addition, as of September 30, 2016, we estimate our  availability under our new revolving credit facility will range from $255.5 million to $261.5 million, after giving effect to approximately $2.9 million of outstanding letters of credit and we would have had approximately $73.6 million available under our local credit facilities.

As of September 30, 2015 and 2016, on a pro forma basis after giving effect to the payment in cash of accrued and unpaid interest on our Convertible Notes, we estimate our unrestricted cash will range from $78.1 million to $84.1 million (which includes approximately $12.8 million attributable to our FootJoy golf shoe joint venture and does not reflect the payment of any accrued and unpaid dividends on our Convertible Preferred Stock).